GroundLion Brewing

Quality Craft Beer | Locally Sourced | Family Owned.

"Rye beer for wry people"

Business Plan

Mission:

The GroundLion Brewing Co. LLC. (GroundLion) mission is to establish the first local brewery in Seagrove, NC providing members of the community and visitors with a place to come together and enjoy a variety of locally crafted beers with the goal of expanding their knowledge of beer. This includes the history of beer, its vast variety of styles and tastes while enriching their pallet through food and beer pairing suggestions, giving them stimulating combinations by brewing and serving a creative variety of high quality, unique, rye focused, carefully crafted beer.

GroundLion Brewing Co., LLC. | Samuel T. Brown, III (Owner)
groundlionbrewing.com
365 Fernandez Loop, Suite 200 | Seagrove, NC 27341

Table of Contents

Confidentiality Agreement

This agreement is to acknowledge that the information provided by GroundLion Brewing Co., LLC. in this business plan is unique to this business and confidential; therefore, anyone reading this plan agrees not to disclose any of the information in this business plan without the express written permission of Samuel T. Brown, III.

It is also acknowledged by the reader of this business plan that the disclosure of information furnished in this business plan, other than information that is in the public domain, may cause serious harm or damage to GroundLion Brewing Co., LLC. and will be kept in the strictest confidence.

Upon request, this document is to be immediately returned to Samuel T. Brown, III.

____

Signature

____

Name (typed or printed)

____

Date

This is a business plan. It does not imply an offering of securities.

Executive Summary

Beer is the world's most popular alcoholic beverage. From the oldest recorded beer recipe coming out of Egypt around 5,000 BCE to your neighbor brewing his homemade craft beer, brewing beer has always been something of a prevalent activity, which today has become a multibillion-dollar industry. Today consumers are looking for more regional, unique flavored craft beer. This is where GroundLion Brewing Co. LLC (GroundLion) comes in. Domestic craft beer has had an increase in demand and sales. With this growing demand there is a surplus except in North Carolina. GroundLion's co-founders Samuel T. Brown III and Samuel T. Brown IV found an underserved market in the Sandhills and Seagrove area of North Carolina.

Regional craft beer and small independent breweries are very appealing to the local population. These small independent craft breweries are making a big impact on the economy at the local, state, and national level. As consumer demand for high quality beer increases, craft brewery production also increases. In North Carolina there are 8.4 million people (of legal drinking age) who consumed an average of 23 pints of beer a year. North Carolina has 257 breweries as of 2017, of which over 50% are concentrated within approximately 10 miles of the state's largest cities. GroundLion is located in the city of Seagrove, which is considered "The handmade pottery capital of the nation." As such, it is one of the largest tourist attractions for handmade pottery in the U.S. Although Seagrove is a tourist destination there is a sizeable gap within the market. Seagrove does not have any breweries within 10 miles of its city limits. GroundLion's co-founders recognize an opportunity to fill that gap and provide locals and tourists alike with the first locally crafted microbrewery.


GROUND
LION
BREWING CO.
SEAGROVE

Samuel T. Brown IV has been brewing craft beer, as a hobby, for the over 12 years. In June of 2016 when Seagrove lifted their prohibition on beer production and sales the Brown's saw their chance to turn this passion into a business. In February of that year they founded GroundLion Brewing Co.

Since then the Browns have been creating ties within the community. Providing craft beer for different events and festivals in and around Seagrove. Their focus is to brew high quality, rye focused craft beer using ingredients not normally found in beer, and to much success. Their unique blend of flavorful craft

beer has created a buzz. Leading them to partner up with restaurants, food trucks, liquor stores and grocery stores like Whole Foods.

GroundLion's target market are consumers, of legal drinking age who enjoy craft beer. This includes locals and tourists in and around Seagrove and the Sandhills region. Because they are brewing in an underserved area of the market, the founders not only know they will be profitable but have proved as much with the local restaurant and bar market waiting to buy their craft beer. As well as receiving great reviews from consumers that have tasted their craft beer and local events that continue to invite GroundLion to provide its craft beer.

In 2017, North Carolina Visitors Profile from the NC Department of Commerce approximately 7.1 million-day trips are taken for reasons of pleasure 13% was for folk art and crafts shopping, NC Zoo visits, or craft beer. This translates to a reasonable estimate, based on 2017 information, that the Seagrove area receives approximately 923,000 day trippers in a typical year. The average expenditure per day trip was $148. Assuming a single pint of GroundLion Brewing Co., beer is purchased at $7 by only 68% of those day trippers the potential market from tourism is an additional $4,393,480. This would result in a total potential market for GroundLion of $34,046,027 in one year if GroundLion owned the entire market.

GroundLion has obtained their Brewers Notice from the Tax and Trade Bureau and is in the process of gathering their permits to produce and sell their beer. The company is also in the process of completing construction on the facility. The permits are on hold until construction is complete. In order to complete construction and buy the rest of the equipment needed, the company is asking for an investment of $420,000. The co-founders and their family have been able to invest $80,000 of their own money into the business but need the additional capital to move forward.

General Company Description

Company Overview

GroundLion Brewing Co., LLC. (GroundLion) is a father-son company founded in Seagrove, NC on February 2016. GroundLion is a brewery providing premium craft beer. The co-founders, Samuel T. Brown, III and Samuel T. Brown, IV, created GroundLion to be the first community-based brewery in Seagrove, NC. The company has begun, the process of researching, planning and opening Seagrove's first brewery.

Even though GroundLion is in its startup stages the co-founders have been brewing and promoting its premium beer throughout different venues in and around Seagrove. Once construction on the facility is complete, GroundLion will begin selling a variety of beers based on unique, original recipes and the occasional guest tap from small, independent breweries in North Carolina.

Seagrove, NC is considered "The Handmade Pottery Capital of the United States." GroundLion will take advantage of this fame to work with the community and further stimulate the economic growth by promoting the greater Seagrove area as both a pottery and a beer destination. GroundLion intends to be a place where locals, friends, and tourists can enjoy a variety of locally crafted beers while expanding their knowledge of different beer styles, tastes, and food pairings.

Mission Statement

The GroundLion Brewing Co. LLC. (GroundLion) mission is to establish the first local brewery in Seagrove, NC providing members of the community and visitors with a place to come together and enjoy a variety of locally crafted beers with the goal of expanding their knowledge of beer. This includes the history of beer, its vast variety of styles and tastes while enriching their pallet through food and beer pairing suggestions, giving them stimulating combinations by brewing and serving a creative variety of high quality, unique, rye focused, carefully crafted beer.

Vision Statement

GroundLion's vision is to brew different styles of premium beer that can be shared and enjoyed by the community, friends, and tourists alike, giving them a taste of something delectable and an experience of something new.

Business Philosophy

To create and cultivate an experience that will entice the pallet and create a drinking experience akin to that of a fine culinary art.



Business Motto

Rye beer for wry people.

Business Goals

Goals

The main goal GroundLion has is to establish the first local brewery in Seagrove, NC brewing and serving a creative variety of high quality, carefully crafted beer. GroundLion will work with the local community to promote the greater Seagrove area as a destination for both beer and pottery. Making GroundLion the place where people can converge and interact while enjoying a variety of locally crafted beers.

Objectives

During its first five years of operations, GroundLion will progress in three major growth stages:

- **The startup stage,** which is the focus of the remainder of this business plan. In this phase the company will complete its initial rehabilitation and build-out of GroundLion's leased space within the historic Luck's Cannery on NC Highway 705, and the begin of production and sale of GroundLion's unique rye focused beers.
  - To raise the funds necessary to setup and open a craft beer brewery and taproom, GroundLion has acquired a five-year lease for 10,500 square feet of space within the historic Luck's Cannery within the city limits of Seagrove, NC.
  - To complete the necessary demolition and construction to establish an adequate infrastructure for the brewery, and to bring the leased space into compliance with current relevant zoning, building, and safety codes.
  - To produce GroundLion beer on a 1-barrel brewing system with 5 2-barrel fermenters.
    - To acquire the necessary TTB[1] and ABC[2] permits.
    - To produce and sell 260-280 barrels of beer within the first 12 months of operations after opening.
    - To establish the GroundLion brand through social and multimedia marketing, as well as grassroots "word of mouth" efforts.
    - To host and/or support at least 1 event for a local business or cause during the first year of operation.

[1] TTB-Alcohol and Tobacco Tax and Trade Bureau
[2] ABC-Alcoholic Beverage Control

- **The second stage** will be focused on growth and will involve the expansion of GroundLion's brewing system capacity from 1-barrel to 7-barrels. This will result in an increase in both production and attention to sales of beer beyond the taproom and keg sales to restaurants and bars. This will increase the production level from 260 barrels of beer to 1,000+. In terms of sales, the sales will increase to $2 million with 1,000 barrels.

  This phase will also involve significant expansion of the infrastructure, including adding a milling room, additional coolers and more space for both dry and cold storage. This stage will take place by the end of the fifth year of operations.

- **The last stage** will focus on completion of the customer focused areas of the brewery and will include establishment of an event space/game room, and a library/small meeting space. This last stage will take between 5 to 10 years.

Milestones

To establish GroundLion the project will execute the following milestones:

Milestone	*Details*	*Progress*
Planning	Develop the necessary plans to establish the company	Complete
	Raise funds	In progress
	Obtain a site	Complete
	Up fit the site	In progress
	Obtain the equipment	In progress
	Secure required permits	TTB license obtained, ABC permits in progress
	Begin to produce and sell beer	Pending
Craft Beer Taproom Development	Secure a site lease	Complete
	Site preparation and build out	In progress
	Secure initial equipment and inventory	In progress
	Hire and train taproom staff and execute soft and hard openings	Pending
Brewery Development	Secure 1-barrel brewing system and fermenters	In progress
	Build out the physical facility for both producing beer and packaging beer in kegs	In progress
	Document SOPs for production, quality, and safety	In progress
	Install and setup equipment to support brewing operations	Pending
	Hire and train brewery operations staff	Pending
Business Operations	Acquire accounting and insurance services	In progress
	Marketing	In progress and ongoing

	ABC permitting and TTB licensing	ABC permitting in progress, TTB licensing complete
	Develop corporate operating, safety, and ethics policies	In progress

Legal Structure

The legal form of GroundLion is a Limited Liability Corporation registered in 2016. The legal name is GroundLion Brewing Co. LLC.

Government Regulations

The manufacture and sale of beer is regulated by both federal and state authorities. GroundLion has obtained the federal license to produce beer but is waiting on the state permits. The State of North Carolina does not provide state permits to produce and sell beer until the local building inspector has inspected the building. Once the renovations on the building is complete, and GroundLion has received their certificate of occupancy, they will receive the required Alcoholic Beverage Control (ABC) permits. In North Carolina the ABC Commission controls permitting for both production and sale of alcoholic beverages.

There can be no assurance that GroundLion's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies. They are however ready if any should arise.

Company ownership

GroundLion is owned and operated by its founding members, father and son team, Samuel T. Brown, III and Samuel T. Brown, IV. They hold equal, majority interests with Mr. Brown IV as the Brewmaster responsible for the production of beer and Mr. Brown III, President, responsible for the administrative side of GroundLion.

Location


King's Pottery
Seagrove Pottery
Seagrove Art Pottery
Crystal King Pottery

GroundLion has leased the historic Lucks Cannery on NC Highway 705.

Address: 365 Fernandez Loop, Ste. 200, Seagrove, NC 27341.

FACILITY

Figure 1: Proposed rendering of GroundLion's courtyard



Figure 2: Proposed Rendered Site Plan


GroundLion Brewing Co., LLC.

PROPOSED RENDERED SITE PLAN

Products and Services

Current Services

GroundLion will open the taproom with a pilot-scale brewing system (1-barrel capacity). Within five years of opening the taproom the company will establish the full-scale brewery and continue production of its own locally crafted beers from a seven-barrel brewhouse. Upon commencement of operations GroundLion will serve its own beers from the taproom and self-distribute its beer in kegs to restaurants and drinking establishments within 100 miles of Seagrove, NC.

Current Products

Achieving a well-balanced beer is GroundLion's primary focus. GroundLion's beer utilizes new and sometimes unusual adjuncts to enhance and balance the natural flavors of the grain and hops. Opening in several phases, GroundLion will offer a variety of rotating taps, each pouring perfectly cellared beer in a family and pet friendly space for all of legal drinking age to enjoy a pint.

GroundLion's product is a unique, rye focused, high quality beer served from the tap room at the company's brewery. The company is focused on using rye because of the rich and unique flavor and spice that it brings to beer. Below is a partial list of GroundLion's current brews of beer with a brief description of each.


GROUND LION
BREWING CO • SEAGROVE, NC

1. CAVEAT EMPTOR

Sometimes you have to be bold. This was the thought behind the decision making when adding rose hips to the IPA[3]. The sweet floral flavors of the rose hips round out the spiciness of the rye, allowing the esters and bitterness of the hops to shine. All the hop flavor is concentrated at the front of the sip, leaving one with a sweet malty finish.

Style: India Pale Ale

ABV: 5.7%

IBU's[4]: 62

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[3] IPA is short for India Pale Ale typically has a higher than average alcohol and hop content.

[4] IBU is International Bitterness Units and is used as a scale to measure the bitterness levels of a beer.

2. RED ROOSTER R.I.P.A.

Just like the spirited bird for which it was named this Rye, Double I.P.A. will wake you up no matter the time of day. Generous use of hops and a respectable Alcohol by Volume (ABV)[5] is enough to jolt anyone's pallet to attention. An addition of Sriracha imparts a pleasant heat to this sensory feast.

Style: India Pale Ale

ABV: 6.4%

IBU's: 118

3. ANGEL RYE CREAM ALE

For those pure of spirit or in need of a dose of heavenly edification, this Cream Ale stands ready to vanquish all darkness from your soul. Hints of orange, grapefruit and lemon emanate from a thick, creamy head that conceals below it an orange straw colored body, creamy in texture and exploding with a rich malt flavor laced with a peppery rye and just a hint of vanilla.

Style: Cream Ale

ABV: 4.6%

IBU's: 12

4. SHIBBOLETH RYE


GROUND LION
BREWING CO
SEAGROVE, NC

Shibboleth: from the Hebrew word shibboleth which distinguishes the grain from the stalk of a plant. This old-world German beer style distinguishes itself from all others with a grain bill consisting of more than 50% rye malt. This earthy, peppery rye presents itself well with a crisp body exploding with strong grain flavors and a mild sweetness. Its creamy head slowly dissipates, releasing hints of lemon, eucalyptus, grapefruit, and tangerine with subtle notes of pine, grass, and vanilla.

Style: Roggenbier

ABV: 5.1%

IBU's: 19

[5] ABV is Alcohol by Volume this is a standard measurement to assess the strength of a beer.

5. BADMAN OATMEAL STOUT

The soul of a villain, this Oatmeal Stout is as dark as the night. Strong in body, brooding and complex, with an appropriate dash of danger.

A thick, toffee colored head imparts a mild peanut butter and chocolate aroma with hints of coffee. The addition of cayenne pepper contributes a warming spiciness to the body that plays well off the dark chocolate notes. While the lingering peanut butter adds a pleasant sweetness to the finish.

Style: Oatmeal Stout

ABV: 5.2%

IBU's: 22

6. BRIDGET'S BATHWATER

A firm believer in the restorative powers of beer, St. Bridget was renowned for her ability to turn old bath water into beer; so that visiting clerics could enjoy a proper pint. Light in body but strong in character, the robust malty backbone is balanced by traditional English Hops. Making this English Pale Ale something St. Bridget would be proud to raise with friends.

Style: English Pale Ale

ABV: 4.8%

IBU's: 35

7. LINCHPIN IPA

This India Pale Ale is brewed in dedication to one such linchpin that helps to hold my life together. A light effervescent head imparts a strong citrus aroma with hints of tangerine, clementine's and lemons. Propped up by a strong malty backbone in which the rose hips smooth out the pepperiness of the rye, the complex bitterness of the hops is elevated to prominence on your pallet.

A tasting begins with a strong, clean mandarin orange flavor. As it lingers the flavors expand to include more subtle citrus notes with an earthy and grassy flavor from the late addition of Saaz. The sip concludes with a pleasant bitterness balanced by sweetness from the malt and rose hips. Then upon exhale one is presented with a cooling sensation from the fresh mint leaves.

Style: India Pale Ale

ABV: 6.8%

IBU's: 63

8. ANORAK ALE

This IPA is a celebration of everyone's inner Anorak. The next time you are constructing a model railroad, unpacking your world regulation chess set, or pulling the carburetor off your Sunday car, lift a pint of Anorak Ale to the things that make life worth living. This India Pale Ale is supported by a strong malt backbone. The spiciness of the rye is balanced by a late addition of Saaz hops. The bitterness is present in each sip but what lingers on the palate is a smooth, earthy citrus flavor thanks to the generous addition of Epazote. The perfect beer for any hobby, no judgement.

Style: India Pale Ale

ABV: 6.9%

IBU's: 60

9. DIE FRENDSCHAM BROWN ALE


GROUND LION
BREWING CO
SEAGROVE, NC

A thinner body makes this Brown Ale easy to approach and consume. A malt centric brew, it appeals to those among us who appreciate the sweet, rich, and complex flavors of the malted grains. A strong caramel flavor is supported by subtle notes of toast, brown sugar, and licorice. The hops blend well with the earthy grains, imparting a spicy pine flavor that lingers with the toast on the back of the palate. An addition of hazelnut smooths the caramel and toast flavors together, while the black walnut lingers with the pine and lemon at the finish of a sip.

Style: Brown Ale

ABV: 7.0%

IBU's: 15

10. WINTER'S HYGGE SWEET STOUT

For the times when life has become overwhelming this Sweet Stout has a suggestion for you: Invite your closest friends around, pop on your favorite album, light a roaring fire and pour a proper pint for the loved one on your right.

Modeled after Turkish coffee and with the spirit of Hygge in mind this Stout is a smooth blend of bitter, sweet and floral flavors. The dark roast flavor from the coffee lingers as the mild bitterness of the hops and cardoon inject hints of wintergreen, mint, anise and juniper. The rye malt and rose hips combine, each smoothing the rough edges of the other, resulting in a balanced semi-sweet finish.

Style: Sweet Stout

ABV: 5.9%

IBU's: 18

11. PERKEO BRITISH GOLDEN


GROUND LION
BREWING CO
SEAGROVE, NC

In the 18th century court of Heidelberg a great jester entertained the Electoral Palatine Charles III Philip. His name was Clemens Pankert Buthe was better known by his nickname Perkeo. This name came to him from a game that the court enjoyed playing with their jester. At any time and often in great numbers members of the court were encouraged to offer a foaming pint of beer to Clemens. At which point he would politely reply "Perché no", Italian for "why not", then promptly down the pint in full.

Now when you belly up to the bar you can ask for a Perkeo British Golden and in memory of this great entertainer your bartender may just reply "Perché no". This British Golden is sweet, crisp and malt forward with a subtle hint of lemon. The hops blend well into the background and the late addition of rose hips leaves a sweet floral flavor lingering on the tongue.

12. TRIMTAB IPA

Engraved on his headstone, the words "Call me Trim Tab" are immortalized along with Buckminster Fuller. A true polymath he contributed significantly to many areas of study during his life-time. Much of his legacy remains prominent within the modern zeitgeist, perhaps none more than the words that mark his final resting place. Fuller vehemently believed that every member of society had the ability to effect change. He illustrated this as the metaphorical Trim Tab; a small and seemingly insignificant piece of a ships rudder that with little effort facilitates the navigation of the whole ship.

This Rye IPA is dedicated to the faith that Buckminster Fuller had in society as a whole and more importantly to the faith he had in the individuals that comprise our global family.

The earthy, piney, resin bitterness from the five different hops utilized in this Rye I.P.A. are supported by a strong, peppery rye malt backbone. The late additions of hops add a subtle citrus fruit flavor, reinforced with the addition of lemon pepper.

Style: India Pale Ale

ABV: 6.7%

IBU's: 84

13. EPIZEUXIS IPA

This single hop I.P.A. uses one hop at three different times during the boil to create emphasis on a single hop varietal. The subtle citrus notes of orange and grapefruit shine through thanks to the repetitive use of Bravo hops. A late addition of lemongrass adds an earthy citrus flavor in support of the hops. With repeat sampling of this repetitious beer don't be surprised if you begin using an epizeuxis to describe it, and we won't hold it against you if said Epizeuxis is, "bravo, bravo, bravo".

Style: India Pale Ale

ABV: 5.2%

IBU's: 50

In addition to the beer, GroundLion also sells apparel and pint glasses with the GroundLion logo on all merchandise.

Research and Development

Much of the time and effort during the past 14 years has been spent on research and development of different ingredients used in the brewing process. GroundLion plans on continuing to brew distinct and unique flavors, taking inspiration from clients, local chefs, and food pairings. This approach to brewing will allow us to produce more unique beer styles and flavors.

Market Analysis

The Industry

The beer industry has grown significantly over the past 30 years. Whereas in 1983 there were only 49 breweries, today there are an estimated 10,000 TTB permitted breweries in the U.S. This industry stands out in an economy that has been sluggish relative to past years, with new breweries finding growth opportunities[6].

Within this industry there is the craft beer industry. The craft brewer is defined as a small and independent brewer. Globally, craft beer represents $26 billion of a total beer market of $111.4 billion, an increase of 8.6% in 2017 (including exported craft beer). In terms of volume, domestic craft beer increased by 5% in 2017. Craft beer represents 12.7% of the overall malt beverage industry share, while macro (70%) and imports (17.5%) made up the rest of the industry in 2017.



GroundLion is operating within the craft beer industry. Across the U.S., the craft beer industry is experiencing unprecedented growth. The number of craft breweries is approximately 7, 346 breweries. In terms of production, in 2017, around 30 million barrels of craft beer was produced with its most popular variety being IPA's or India Pale Ale which saw over one billion dollars in sales[7].

Market Segment

There are 4 distinct market segments within this industry. This includes brewpubs, microbreweries, regional craft breweries and contract brewing companies. GroundLion will be within the microbrewery segment. GroundLion will become part of the expanding number of independently owned and operated microbrewers in North Carolina.

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6 (2018)
7 (2016)

NUMBER OF BREWERIES

The number of breweries in operation in the U.S. is 7,346 and is expected to gain 1,000 more during 2019[8].


2018 U.S. Operating Craft Breweries
7,346
Brewpub: 2,594
Micro: 4,521
Regional: 231
2014: 3,814
2015: 4,628
2016: 5,539
2017: 6,490

There is a great demand for more localized craft breweries with a taproom, in the U.S. The allure of drinking freshly made beer while meeting and talking with the brewer resonates with customers[9].

According to U.S. Brewers Association (BA), 98% of the currently-operating U.S. breweries are small and independent. Operators in the Breweries industry produce and distribute beer, malt liquor and nonalcoholic beer in either canned or bottled packaging[10].

Market Size


Triad
Triangle
Northeast
Outer Banks
Mountains
Charlotte
Sandhills
Southeast

In North Carolina there were 257 breweries in 2017, of which over 50% are concentrated within approximately 10 miles of the state's largest cities. The geographical regions of NC include only 3 or 4 (Tidewater, Coastal Plain, Piedmont, and Mountains). The map below shows the

[8] (2019)
[9] (Snider, 2018)
[10] (Num1)

population area of the state. Seagrove is on the edge between the Sandhills and the Triad. The Sandhills are a primarily rural part of the state. The Sandhills is made up of farming, a nationally recognized golfing community, and a large military base (Ft. Bragg). It is comprised of Cumberland, Harnett, Hoke, Lee, Montgomery, Moore, Richmond, and Scotland Counties. Each county in the Sandhills contributes to the diverse overall economy of the region[11].

GroundLion will be a microbrewery providing beer for the underserved Sandhills area of North Carolina where none of the state's large cities are located. In the Sandhills region of North Carolina there were only 26 breweries of the 257 breweries in the state as of the end of 2017. That is 9% of the breweries in North Carolina. Looking more specifically at a 35 miles radius of Seagrove, NC (where GroundLion will be located) there are less than 10 operating breweries. Since roughly 75% of U.S. adults live within 10 miles of a brewery, the Sandhills is clearly an underserved area.

Beer Market Size

The number of breweries alone doesn't tell the whole story of independent beer in 2018. Overall U.S. beer volume sales were down 1% in 2017, whereas craft beer sales continued to grow at a rate of 5% by volume, reaching 13.2% of the U.S. beer market by volume. This is due to the fact that consumers are more partial to regionally produced beer. They are, increasingly preferring to buy local. The thought of having more local breweries is very appealing to them.


2018 Volume Share for Craft Brewers
12.1%
2016
12.6%
2017
13.2%
2018
2018 Craft Retail Dollar Value Growth
2018 Craft Brewer Volume Growth

Sales of craft beer in 2018 had a retail increase of 7%, reaching $27.6 billion, and now account for more than 24.1% of market share and 7% growth over 2017. In 2018, craft brewers produced 25.9 million

[11] (Butler, et al., 2006)

barrels, with 25,632,766 barrels sold in the U.S. and saw a 4% increase in volume on a comparable base and an 7% increase in retail dollar value[12]. Craft production grew the most for microbreweries which delivered 76% of the craft brewer growth.

According to Nielson research, many of the sub-categories within the total beer category have been able to post notable sales gains in retail sales. In 2018, for example, hard seltzer bubbled to new heights and became a breakout star for the total market (this includes beer, flavored malt beverages {FMBs} and ciders), delivering triple-digit growth and achieving more than 1% category share.

While dollar sales in the craft beer industry declined throughout the year, growth flourished within select styles. India Pale Ales (IPAs) grew sales the most out of any style in 2018, with the juicy/hazy craze helping to drive the largest craft style. Lighter, more sessional craft styles also saw growth in 2018.

Healthy growth within select sub-categories within the U.S. beer market brought a bright spot to 2018 sales. In the chart below is the top-growing categories of the year:

Premium Beer	40.1%
Below Premium	16%
Imports	9.9%
Craft	11.9%
FMB (flavored malt beverages)	6.5%
DM Super premium	5.8%
Ciders	1.5%

Source: Nielsen[13]

Growth Drivers

Per Capita Disposable Income

Disposable income growth is an important indicator of industry growth because greater purchasing power bolsters consumers' discretionary alcoholic beverage purchases. In the U.S. per capita disposable income has been increasing and it is expected to continue to increase. At the end of December 2018

[12] (2019)
[13] (The Nielsen Company, 2018)

disposable personal income reached an all-time high of $15,942.18[14]. Higher disposable income means more consumer spending.

Per Capita Alcohol Consumption

The per capita alcohol consumption is the average person's alcohol consumption patterns. This can serve as an indicator of demand for industry products. Consumers' cultural and taste preferences can reduce drinking frequency and affect beer sales. The per capita alcohol consumption is expected to have a gradual growth.

Target Market

GroundLion will appeal to the craft beer enthusiast as well as the craft beer novice. The company will be positioned to appeal to all genders, all races, and all ethnicities, drawn from the local community, as well as those visiting the NC Zoo, pottery, and other tourist attractions in and around Seagrove.

GroundLion's target market are consumers, of legal drinking age who enjoy craft beer. This includes locals and tourists. The estimated population of North Carolina over the age of 21 is approximately 8,439,294 who consumed an average of 23 pints of beer annually. When the market is limited to GroundLion's initial target market of the three rural counties comprising the Seagrove area (Randolph, Moore, and Montgomery) then the target market is reduced to approximately 221,080 people over the age of 21. However, based on the 2017 North Carolina Visitors Profile from the NC Department of Commerce approximately 7.1 million-day trips are taken for reasons of pleasure. Of these visits, approximately 13% are for folk art and crafts shopping, NC Zoo visits, or craft beer, which means that it can be reasonably estimated, based on 2017 information, the Seagrove area receives approximately 923,000-day trippers in a typical year. The average expenditure per day trip was $148, and if only a single pint of GroundLion beer is purchased on each day trip through the Seagrove area, then the potential market from tourism is an additional $6,461,000 for the 6 months of tourism the area receives. Resulting in a total potential market for GroundLion of $42,054,880 if GroundLion owned the entire market over 3 counties.

As this analysis shows, GroundLion's relevant market is large enough for the company to enjoy considerable growth and demand.

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[14] (2019)

DEMOGRAPHICS

According to Nielsen and U.S. Brewer Association, more people are visiting breweries. They are becoming the gathering place for people, replacing libraries and rec centers. 40% of the 21+ population are craft drinkers with Millennials accounting for the majority. This is followed by Gen Xers (people between the ages of 35 and 54).

WHO ARE THE DRINKERS IN 2016?

Millennials continue to account for a majority of the drinkers

	Total Population 21+	Weekly Beer Drinkers	Weekly Craft Beer Drinkers
Millennials	29%	41%	57%
Gen Xers	25%	27%	24%
Boomers	35%	27%	17%
Matures	10%	5%	2%



Customer Needs

As noted in the Industry Analysis section, a significant majority of people in the U.S. live within 10 miles of a brewery. This statistic obscures the fact that most U.S. residents live in a city or its immediate suburbs. This means that a large proportion of the 7,346 breweries currently operating in the U.S. are concentrated around cities and towns. In NC, for example, 62% of the state's breweries are located within 10 miles of one of the larger cities (Raleigh, Durham, Chapel Hill, Greensboro, High Point, Winston-Salem, Asheville, Charlotte, Fayetteville, and Wilmington). This leaves 48% of the state without convenient access to fresh, high quality, craft beer. Since North Carolina is an alcohol control state and many of the rural counties, towns, and villages do not permit the sale of beer, wine, or spirits the 48% of North Carolinians who are not in a city must often travel more than 10 miles to locate an establishment that is permitted to sell them beer, craft

or otherwise. The residents and visitors to the greater Seagrove area need a convenient, local source for innovative, high quality beer, a need that GroundLion will fulfill.

Economic Impact

The craft brewing industry has had a very positive effect on the economy. In 2017 it contributed $76.2 billion to the U.S. economy and more than 500,000 jobs. In North Carolina, employment at craft breweries account for 12,409 jobs, $2.1 billion in annual economic impact, and $559,344,000 in annual income.[15]


NORTH CAROLINA
FIND A BREWERY
STATE LAWS
257
Craft Breweries
(RANKS 8TH)
3.4
Breweries per Capita*
(RANKS 16TH)
*per 100,000 21+ Adults
ECONOMIC IMPACT
2,042
Million Economic Impact
(RANKS 10TH)
280.7
Impact per Capita
(RANKS 24TH)
PRODUCTION
1,211,393
Barrels of Craft Beer Produced per Year
(RANKS 7TH)
5
Gallons per 21+ Adult
(RANKS 11TH)
NUMBER OF CRAFT BREWERIES OPERATING PER YEAR
300
200
100
0
2011
2012
2013
2014
2015
2016
2017

Source: Brewers Association[16]

[15] (Brewers Association, 2017)
[16] (Brewers Association, 207)

Marketing Plan

Marketing Strategy

GroundLion has been focused on the local community from the start. Providing beer at different festivals and events creating traction and buzz. This focus has created very fortuitous partnerships with different restaurants and events in and around Seagrove.

GroundLion will promote itself through a combination of word-of-mouth, social media, and community involvement.

Word-of-mouth promotion will be an ongoing effort within the local Seagrove community initiated and reinforced by the efforts of the company's staff and a consistently high-quality customer experience at the taproom. Customers will be encouraged to share their experiences at GroundLion with others either directly or via their preferred social media platform.

Social media promotion will occur through outlets like Facebook, Twitter, and Instagram. The company has established its own Facebook page and will regularly update and rotate content. The Facebook page will be the company's "bulletin board" to keep customers informed of the latest beer selections, activities, and promotions at the taproom. Twitter and Instagram will be used to provide immediate notice to customers of changes in product offerings, new promotions, upcoming events, and "what's happening" currently at the taproom.

The Website, www.groundlionbrewing.com, GroundLion has and maintains, provides customers with information about the company background, philosophy, story, and location, as well as information about merchandise for purchase and the different craft beers. The website also links visitors to the social media. Website content will be a combination of static information and rotating new content. New content on the website will be beer education focused offering explanations of the beer styles currently offered in the taproom, tasting tips and notes, history of beer styles, and the stories behind the GroundLion beers in the taproom.

Products and Pricing

GroundLion will design, brew, and sell beers based on its own unique, original recipes. Beer will be sold on draft, and will not be available in packaged form, other than kegs. Craft beers will be sold by the full pours, half pours, or in 2 oz. tastes. GroundLion beers will also be sold in kegs to both individuals and businesses within 100 miles of the brewery.

GroundLion Draft Pour	$7.00 (average)
GroundLion Half Pours	$3.50 (average)
GroundLion Tastes	$2.00 (average)
Guest Brewery Draft Pour	Market value
GroundLion Kegs	$110.00 (average)

Promotion Plan

As mentioned above, the GroundLion founders have been very actively promoting its craft beer. Donating and serving beer at various community events since 2016. GroundLion has helped promote several kiln openings providing them with kegs of their craft beer as well as actively participated in several community centric activities. These events have created a lot of buzz for GroundLion. In one of the many pottery festivals held in Seagrove, GroundLion served free beer to people who bought and brought their hand-crafted pottery mugs.

To see a full list of the previous events where GroundLion donated and served beer, see appendix.

The company intends to keep this momentum going. There are several other festivals and events GroundLion can go to and attend in the future to gain more exposure as well as to promote more tourism to Seagrove. These festivals are well known within the beer industry with some lasting 2 days and hosting over 60,000 consumers. These festivals are:

- **Great American Beer Festival**
  The Great American Beer Festival (GABF) is a three-day annual event hosted by the Brewers Association, held in Denver, Colorado. The GABF brings visitors from around the world to sample thousands of different American craft beers. Hundreds of judges from the United States and abroad evaluate beer in the associated competition, ultimately judging several thousand beers entered by hundreds of breweries.
  In 2017, more than 60,000 beer lovers visited annual Great American Beer Festival (GABF). The scale of the festival continued to grow, with more than 800 breweries pouring more than 3,900 beers, assisted by a small army of 4,308 volunteers
- **Extreme Beer Fest**
  It is Hosted by Beer Advocate (one of the most trusted names in craft beer). Beer Advocate's Extreme Beer Fest will make return on Feb. 1 and 2 in year 2019 at the Seaport World Trade Center, with more than 120 brewers serving 400-plus beers over two days.
- **Festival of Wood and Barrel Aged Beers**
  The Festival of Wood & Barrel-Aged Beer, the world's largest and most prestigious barrel-aged beer festival and competition highlighting styles of beer that have been aged in a wooden barrel

or in contact with wood.
Wood and barrel-aged beers are submitted from around the world and are professionally judged by industry leaders and certified judges. Over 150 breweries and 350 individual beers poured at tables spread within an expanded 24,000 square foot space in 2018.

Strategic Partners

GroundLion has partnered up with several food-based service businesses around the area. These strategic partners will work with GroundLion to provide the food to pair with different beers in the taproom. And others are very interested in having GroundLion on tap.

Here are the names of the businesses who are interested in partnering up with GroundLion:

Food Trucks interested in working with GroundLion Brewing:

- Smokehouse Bistro, Liberty NC
- Oink Food truck, Wingate, NC
- World Kitchen NC, Siler City, NC
- Bandits Burrito Truck, Greensboro, NC

Restaurants and Bars/Bottle Shops interested in GroundLion Brewing on tap:

- Lucky's Burger-N-Tap, Asheboro, NC
- Bottle Rev 3, Raleigh, NC
- Crafty Beer Shop, Raleigh, NC
- Total Wine (North Raleigh location), Raleigh, NC
- Whole Foods (North Raleigh location), Raleigh, NC
- Tasu, Cary, NC
- Tijuana Flats (Midtown location), Raleigh, NC

Restaurants interested in delivering food to GroundLion Brewing taproom:

- Primavera, Seagrove, NC
- Fresh Cuts Deli, Seagrove, NC

Operational Plan

Production

GroundLion is in the process of defining standard operating procedures (SOPs) for all major parts of its operations, both for the taproom and the brewery. As part of defining SOPs, GroundLion is using guidance and best practice recommendations from the Brewer's Association to develop checklists to ensure consistency in both staff training and daily compliance with defined processes.

Areas in which SOPs are focused include:

- Taproom/bar operations
- Inventory control
- Tap and line cleaning
- Customer Service
- Taproom/bar sales and service
- Record-keeping and reporting
- Quality control
- CIP procedures
- Equipment maintenance
- Ingredient handling and storage
- Brewery Operations
- Food handling
- Safety

Legal Environment

The legal environment within the beer industry is one that is under constant change. Take for instance the irresponsible consumption of alcohol. This can have detrimental effect on society. Beer unlike other consumer goods cannot be freely advertised, sold, or consumed. There are some issues that can have some affect within the beer industry. They are water rights, consumption, and conservation; energy efficiency and consumption; wastewater and solid waste disposal[17].

Management and Organization

GroundLion's management team is comprised of Mr. Brown IV and Mr. Brown III. Together they have the experience and expertise to successfully execute on this business plan and the business model.

[17] (Alexander, 2012)

Management Team Members

Samuel T. Brown, IV—Co-Founder and Brewmaster

- Key Functional Areas Covered:
  - Creates new beer recipes
  - Plans schedule for brewing
  - Directs brewing operations
  - Improving and creating unique beer recipes.
  - Selecting quality ingredients.
  - Cleaning equipment.
  - Testing beer and making corrections to processes or ingredients to improve taste.
  - Managing people and resources effectively.
  - Maintaining accurate records and inventory.
  - Building relationships with vendors.
- Experience: Over 12 years' experience in all grain home brewing and completion of the Brewery Immersion Course at Echo Brewing in Frederick, CO.

Samuel T. Brown, III—Co-Founder and President

- Key Functional Areas Covered:
  - Strategic planning.
  - Oversight and coordination of business operations.
  - Develops and maintains the vision of the company.
  - Approves all financial obligations.
  - Seeks business opportunities and strategic alliances with other companies and organizations.
  - Directs and coordinates financial programs to provide funding for new or continuing operations in order to maximize return on investments and increase productivity.
- Experience:
  - Ten years as an independent business consultant and project manager
  - Thirteen years as a project management instructor to corporate clients throughout the world
- Education:
  - B.A. In Psychology, NC State University
  - Graduate work in Organizational Communication, Western Kentucky University
  - Project Management Professional certification, Project Management Institute
  - ITIL 4 Foundations certification, AXELOS
  - Brewery Immersion Course at Echo Brewing in Frederick, CO

Team Advisors

Legal Advisor: GroundLion has engaged John R. Szymankiewicz, Esq., PE, of the Beer Law Center, PLLC. as its legal advisor. GroundLion will work closely with Mr. Szymankiewicz on issues of trademarks, copyrights, contracts, licensing, permitting, etc.

Marketing Advisors: GroundLion has engaged John Potts to help the company in the development, production, and support of its web presence. Additionally, GroundLion has engaged Jeffrey Jenkins of Jenkins & Page to help design and develop images for the logo, labels, signs, merchandise, etc.

Brand Ambassador. GroundLion has engaged Wes Morris to help focus on developing the GroundLion brand and driving sales into the taproom. The brand ambassador will also be responsible for the day-to-day management of the GroundLion social media feeds, and will be the GroundLion presence at promotional events, conferences, and festivals.

Team Gaps

Taproom Manager. Family and volunteer labor will be used in the taproom and brewery during the early days but plans to hire a full-time Taproom Manager. The Taproom manager will be responsible for opening, closing, daily receipts, and the maintenance of taproom inventory, and cleanliness.

Accounting. GroundLion plans to engage the services of a full-service accounting firm with specific experience in brewery financial services and the compliance requirements of the TTB and ABC for regular audits to ensure full compliance with all relevant standards, regulations, and practices.

Bookkeeping. Along with the accounting, GroundLion will hire a certified bookkeeper part-time, to ensure that all records necessary for both financial accounting and licensure are maintained in a thorough and timely manner. This position will start out as a part-time position and grow into a full-time one over the first year of operation.

Competitor Analysis

Competitive Landscape

The market for craft beer is a highly competitive one. Many of the major beer brewers have been producing craft beer in order to compete with this growing market.

Market Share Concentration	Concentration in this industry is High (Top 5 Brewers Accounts for 90% of the Sale)
Basis of Competition	Competition in this industry is High and the trend is Increasing (High – Presence of large number of Market players as well as substitutes)
Barriers to Entry	Barriers to Entry in this industry are Low and Steady
Industry Globalization	Globalization in this industry is Medium and the trend is Increasing
Industry Assistance	There is no industry assistance
Capital intensity	Medium

Brewers Market Share in %-Chart

The share of market for the top five brewers and importers has changed significantly over the past five years. Since 2017, more than 9% of the market volume has shifted from large brewers and importers to smaller brewers and importers. This continued growth in the small upstart breweries is making the U.S. beer market a very competitive one.

Marketing also influences the public's demand for beer. Major companies that brew comparable, mildly flavored products typically dedicate large portions of revenue toward promotional campaigns. High-profile celebrity endorsements, major advertising campaigns, novel packaging materials and complex bottle designs all heavily contribute to the industry's high marketing costs, and these campaigns have a major influence on consumers' purchasing decisions.

Brewer/Importer	*2007*	*2018*	*Brands*
Anheuser-Busch InBev	48.3%	41.6%	Budweiser, Bud Light, Bud Ice, Bud Light Lime, Busch, Michelob, Michelob Ultra, Bass, Boddington's Stella Artois, Beck's, Hoegaarden, Leffe, Kirin, Landshark Lager, Goose Island, 10 Barrel, Blue Point, Elysian, Redbridge, Natural Light, Shock Top, Wild Blue, Johnny Appleseed Hard Cider, Oculto, various malt liquors and flavored malt beverages.
Miller Coors LLC	29.4%	24.3%	Coors Banquet, Coors Light, Coors Light Citrus Radler, Extra Gold Lager, Hamm's, Herny Weinhard's, Icehouse, Keystone, Killian's Irish Red, Magnum, Mickey's, Miller Genuine Draft, Miller High Life, Miller Lite, Miller 64, Milwaukee's Best, Olde English, Red Dog, Steel Reserve, Aguila, Cristal, Cusqueña, Grolsch, Lech, Peroni, Pilsner Urquell, Batch 19, Blue Moon, Leinenkugel's, Foster's, Molson, Redd's Apple Ale, Crispin, Smith & Forge, Sparks, Third Shift.
Constellation	5.4%	8.9%	Corona, Modelo, Negra Modelo, Pacifico, Victoria, Tsingtao
Heineken USA	4.1%	3.8%	Heineken, Dos Equis, Amstel Light, Tecate, Newcastle, Sol, Indio, Carta Blanca, Bohemia, Strongbow cider
Pabst Brewing	2.8%	2.3%	Pabst Blue Ribbon, Schlitz, Ballantine IPA, Old Milwaukee, Lone Star, Rainier, Olympia, National Bohemian, Old Style, Primo, Stroh's, Stag, Schaefer, Schmidt's, Pearl, Blatz, McSorley's, St. Ides, Champale, Colt 45.
All domestic and Imports	10%	19%	19%

Source: Beer Marketer's Insights, 2018[18]

Beer distribution has seen significant changes as well. Over the years, the number of traditional beer distributors has fallen from 4,595 in 1980 to around 3,000 in 2017. However, similar to brewing, the

[18] (2018)

number of new entrants into the alcohol beverage wholesaling sector has increased significantly. According to data from the TTB, there are more than 20,000 licensed alcohol beverage wholesalers.

Demand for beer varies depending on many factors. Customer demand for a specific brand may fluctuate depending on the perceived attractiveness of other brewers' products. Additionally, beer substitutes such as wine, spirits and nonalcoholic beverages can increase in popularity and negatively affect sales of beer.

Direct Competitors

Direct competitors are relatively limited since Seagrove has only been open to the legal sale of beer and wine since June 7, 2016 and GroundLion will be the first brewery in the town. There are, however, a few direct competitors that are 10 to 40 miles away.

1. **Four Saints Brewing Co.** is located 18 miles from Seagrove in Asheboro, NC is a small, independent, brewery operating a taproom, as well as packaging and distributing their beers. Four Saints Brewing Co. reports annual sales of $1.5 million from both distribution and the taproom. Four Saints currently serves customers from within the Asheboro community and the surrounding area, including Seagrove since many of the pottery community do their grocery shopping in Asheboro. Four Saints does a very competent job of social media marketing, providing a regular newsletter and tweets of current events, new beers, as well as routine opportunities to interact with the brewery.
2. **Railhouse Brewery** is located 43 miles from Seagrove in Aberdeen, NC. Railhouse operates a taproom, but is primarily a production brewery distributing throughout NC. Annual sales from all sources at Railhouse amount to $21 million. Though Railhouse will offer competition to GroundLion Brewing Co. due to its local accessibility in the Aberdeen and Southern Pines areas, the business model and thrust of business efforts by Railhouse are focused on large production and broad distribution, rather than a focus on developing the local community and encouraging tourism.
3. **Southern Pines Brewing Co.** is located 38 miles from Seagrove in Southern Pines, NC. Like Four Saint Brewing Co., Southern Pines Brewing Co. operates a taproom and packages their beers for distribution. Southern Pines Brewing Co. has reported annual sales from all sources of $314,000. Southern Pines Brewing targets customers from the towns of Southern Pines and Pinehurst. Southern Pines and Pinehurst are both golfing communities that draw significant tourism to play golf. Southern Pines Brewing is well positioned to tap the golfing tourism but is located on the backside of a relatively new industrial/business facility, which makes it somewhat difficult to find.
4. **Starworks Cafe & Taproom** is located in Star, NC, approximately 10 miles from Seagrove. Starworks Cafe & Taproom opened in mid-2018. The reported revenue is $81,000. The Cafe and Taproom serves coffee during the day and operates as a beer bar serving NC beers and wine at night. The Cafe and Taproom are the geographically closest competition that GroundLion Brewing Co. has at this time. They appeal to the local craft beer consumer who does not want to travel a long way for local draft beer. They have limited hours of operation, limited selection of

both beer and wine, and do not provide information about beer and wine choices via their website or social media.

Indirect Competitors

Indirect competitors for GroundLion include those businesses that sell beer in either on- or off-premise circumstances to the same customer markets that GroundLion is targeting. This would be grocery stores and liquor stores.

- **Fresh Cuts Grocery Store** is a full-service grocery store that sells fresh produce, meats, and packaged foods, as well as prepared foods through an in-house deli, and has added beer to its inventory immediately upon approval of the vote to legalize the sale of alcohol in Seagrove. The focus of sales from the store are on off-premise consumption which has the potential to draw customers away from GroundLion. The grocery store will draw customers who prefer to take packaged beer home with them, especially if they need other foods items as well. The competitive advantage of the store is its convenience, and the availability of cheap, non-craft beer alternatives (AB-InBev and Miller-Coors products). The grocery store's disadvantages include its limited selection of craft beers, limited rotation of brand choices, limited knowledge of beer or beer-food parings and limited ability to help customers make informed choices of product, and lack of opportunity for on-site consumption.
- **Quick Check 26** has a broad inventory of convenience items for sale which will attract customers who need something more than beer and are pressed for time. The range of beer choices in these stores is also limited to AB-InBev, Miller-Coors, and other basic American light-hybrid beers. The lack of craft beer brand choices is a particular advantage for GroundLion.
- **Lumina Wine & Cigar Bar** is located in Asheboro and is the areas only bottle shop that offers both on- and off-premise sales of craft beer. Lumina sells both bottle and draft beer for on-premise consumption, and bottle or canned beer for carrying out. Lumina has reported annual sales of $1.1 million dollars from all sources, since it sells tobacco products as well as beer and wine. Lumina is located in central Asheboro and is easily accessible to pedestrian traffic in the area but has limited parking at their location or on the street in front of the store. Adequate parking is available in the downtown area but requires a 1-2 block walk to the parking area to the store. Lumina's ability to provide consumption choices for the consumer give it an advantage. But it's limited parking and signage may cause it to be overlooked, particularly by visitors to Asheboro.

Competitive Advantages

GroundLion is positioned to outperform competitors for several reasons. GroundLion is located about half a mile from downtown Seagrove in the Luck's Cannery building on NC Highway 705. The Luck's Cannery is currently under redeveloped by the Town of Seagrove and is also home to Carolina Bronze, Eastern Steel Works, Seagrove Police Department, Seagrove Town Hall. GroundLion location provides direct parking for customers, as well as ample, comfortable, indoor and outdoor seating.

GroundLion offers a selection of unique beers and a rotating guest tap. The guest tap will rotate among guest breweries and/or cideries from NC. GroundLion will also offer a limited selection of wine and non-alcoholic beverage choices.

The interior space for the taproom will offer customers a unique experience, providing them with a well-balanced visual and aural environment to encourage relaxation and conversation among and across customer groups. The taproom decor is tied to the community through rotating, curated displays focusing on local artists, reuse of a variety of elements salvaged from the Historic Luck's Cannery, and an "art wall" that encourages extemporaneous artistic expression by customers. There will also be a selection of board games available for children, adolescents, and adults.

GroundLion also recognize that both local residents and tourists often take their dogs with them when they leave home, so the facility is dog friendly, offering outdoor seating, water bowls, and chew treats/toys for customers who visit with their pets.

GroundLion will offer a variety of packaged foods for purchase, including a normal selection of bar snacks and a variety of healthier choices. Customers will also be encouraged to bring their own food into the taproom for consumption with their favorite beer. GroundLion will support and promote other local businesses by developing cooperative relationships with the local grocery store deli and local food trucks to provide food choices for customers.

GroundLion will work to help improve the breadth of beer knowledge among customers by providing information on ingredients, style, and characteristics of the available beers. GroundLion will also distinguish itself from both the direct and indirect competition by offering beer and food paring menus that help to guide customer selections of beer and food for their own enjoyment. The paring menus will provide suggestions for the available package foods, as well as food from the local deli, restaurants or food trucks, and suggestions for foods customers might prepare at home and bring with them to the taproom.

SWOT Analysis

Strength

The strength of GroundLion lies in its founders. Mr. Brown III has been in the business industry as a project manager and project management instructor for the past 13 years, and before that as an independent consultant for the 10 years. He brings his experience, years of education, skills and abilities. Mr. Brown IV has a passion for brewing craft beer that has led him to change careers completely and focus on what he loves to do. His passion, over 12 years' experience brewing beer combined with his creativity to add ingredients not readily found in beer gives an ideal situation for success and great tasting beer.

The founders have also cultivated strong ties within the community, creating buzz and an excitement for the completion of the building and opening of the taproom.


SWOT
strength
opportunity
weakness
threats
strategy
identify
potential
area
cost
product
invest
success
analysis
market
research
investigation
business
opportunities
strengths
consumer
finance
definition
channels

Weakness

Like any other small startup, GroundLion faces certain weaknesses attributed to its industry, financial situation, and construction. Within the craft beer industry competition among breweries is high and barriers to entry are low. The founders have had to delay construction on their building because they need a capital infusion. Once they receive the funding, they need they can complete building and buy the remainder of equipment to start brewing their uniquely rye focus craft beer.

Opportunity

Within the craft beer industry there are several opportunities, mainly the fact that consumers are turning more towards craft beer. The per capita expenditure on alcohol is positively correlated with beer sales. As consumer's disposable income increases, they spend more on beer, high quality beer. This spending translates to higher revenue for breweries.

The beer industry has high growth and low failure rate. With all the networking the founders have made along with the events and festivals they have attended, giving out their craft beer, they have a low chance of failure. GroundLion has several clients just waiting for them to begin to sell their craft beer.

Threat

If the world costs of hops or cereal grains such as barley, rye and wheat which are the primary ingredients required to produce beer increase, this will impose a significant cost burden

Competition is always a possible threat especially when others within the industry begin to see a brewery like GroundLion succeed. Another threat would be substitutes for beer, including wines, as they are often touted as more health-conscious options.

Financial Plan

Assumptions

- Expect a 20% yearly growth rate.
- Sell 260 to 280 barrels the first year with 70 barrels expected to go towards restaurants and bars.
- Price is set to reflect an average 60% margin over COGS.
- Revenue Assumptions for the 1st year:
    - Revenue of $438,500
    - Sell 70 kegs of beer to local restaurants and bars
    - Sell 300 T-shirts $6,000 @ $20/each
    - Sell 300 hats $$6,000 @ $18/each
    - Sell 200-pint glasses in first year $2,000 @ $10/each
    - 5% growth total sales of merchandise
- Increase to 1,000 barrels by end of 5th year for a Revenue of $1.7 million.
- Alcohol tax $26 total per barrel for state and federal will grow with production growth.
- All profits will be re-invested into the company.
- High potential for keg distribution.
- Plans for packaging and bottling to be done once beer production is at full capacity.
- Salary and wages:
    - Owner salary (Mr. Brown IV) will be $3,120/month with an increase of 2%. Mr. Brown III will not be taking a salary for the first 3-5 years.
    - Assistant Brewer, Taproom Manager, and Sales/Distribution will range from $2,600 to $2,860/month.
- GroundLion is confident it can pay back investors with ease.

Sources and Uses

GroundLion needs $500,000 in capital in order to cover their working capital and startup assets. The founders and their family have already invested $80,000 and are seeking an investment of the remaining amount, $420,000. Once the investment is provided, construction on the building will continue and the remainder of the equipment can be purchased.

Startup Assets	
Founders	$80,000
Loans from Investors	$420,000
Investors	$0
Loans	$0
Total	**$500,000**

Uses of Funds (Working Capital for 6 months)	
Insurance	$6,000
Electricity	$9,258
Water	$2,688
Carbonation	$1,200
Quality Control & Analysis	$300
Cleaning chemicals	$600
Legal	$1,650
Lease	$6,924
Salaries	$67,080
Phone and internet	$1,800
Repair parts	$600
Maintenance	$600
Total Working Capital Needs (including inventory)	**$137,700**

Startup Assets	
Working Capital past 6 months	$23,367
Inventory	$39,000
1BBL Brew System (electric)	$8,261
5 2BBL Unitanks (Fermenters)	$21,473
2 1BBL Unitanks (Fermenters)	$6,439
Glycol Chiller	$1,200
Semi-Automatic Keg Washer	$6,995
144 sq. ft. Walk-in Cooler	$9,000
Food and Drink Cooler	$1,200
Dishwasher	$4,000
Kegerator (8-tap)	$3,750
Draft Tower System (8 tap)	$900
2 Tankless Water Heater	$2,500
2 Hand wash sinks	$616
Three compartment sink	$800
Shelving (storage, merchandise, etc.)	$2,000
Taproom setup and furnishings (sound system, TVs, etc.)	$2,600
Office Equipment and services (POS, Server, PC, Internet, etc.)	$3,750
Hoses, clamps, and repair parts	$1,100
Building rehabilitation and improvements	$75,889
5,000 sqft uplift (HVAC, plumbing, wiring, sprinklers)	$150,460
Startup contingency (15%)	$35,354
Startup Assets	$338,287
Total CAPEX	**$302,933**

Appendix

Income Statement Projections

Income Statement Projections

Annual

	FY 1	FY 2	FY 3	FY 4	FY 5
Revenues					
Revenues	$438,500	$541,360	$668,760	$826,550	$1,021,950
Total Revenue	**$438,500**	**$541,360**	**$668,760**	**$826,550**	**$1,021,950**
Direct Cost					
Direct Costs	$157,640	$192,600	$231,500	$283,900	$348,210
Total Direct Costs	**$157,640**	**$192,600**	**$231,500**	**$283,900**	**$348,210**
GROSS PROFIT	**$280,860**	**$348,760**	**$437,260**	**$542,650**	**$673,740**
GROSS PROFIT(%)	**64%**	**64%**	**65%**	**66%**	**66%**
Other Expenses					
Salaries	$134,160	$136,843	$147,728	$144,424	$147,313
Marketing Expenses	$6,000	$6,100	$6,400	$6,400	$6,500
Rent/Utility Expenses	$37,900	$38,300	$38,600	$39,000	$39,400
Other Expenses	$87,000	$118,500	$146,400	$171,100	$200,200
Total Other Expenses	**$265,060**	**$299,743**	**$339,128**	**$360,924**	**$393,413**
EBITDA	**$15,800**	**$49,017**	**$98,132**	**$181,726**	**$280,327**
Depreciation	-	-	-	-	-
Amortization	-	-	-	-	-
Preliminary Exp Written off	-	-	-	-	-
EBIT	**$15,800**	**$49,017**	**$98,132**	**$181,726**	**$280,327**
Interest Expense	-	-	-	-	-
PRETAX INCOME	**$15,800**	**$49,017**	**$98,132**	**$181,726**	**$280,327**
Net Operating Loss	-	-	-	-	-
Use of Net Operating Loss	-	-	-	-	-
Taxable Income	$15,800	$49,017	$98,132	$181,726	$280,327
Income Tax Expense	$4,800	$14,700	$29,500	$54,500	$84,100
NET INCOME	**$11,000**	**$34,317**	**$68,632**	**$127,226**	**$196,227**
Net Profit Margin (%)	3%	6%	10%	15%	19%

Annual

	FY 1	FY 2	FY 3	FY 4	FY 5
ASSETS					
Cash	$181,200	$221,817	$296,849	$427,974	$632,301
Other Current Assets	$0	$0	$0	$0	$0
Total Current Assets	$181,200	$221,817	$296,849	$427,974	$632,301
Intangible Assets	$0	$0	$0	$0	$0
Acc Amortization	$0	$0	$0	$0	$0
Net Intangibles	$0	$0	$0	$0	$0
Fixed Assets	$0	$0	$0	$0	$0
Accum Depreciation	$0	$0	$0	$0	$0
Net fixed assets	$0	$0	$0	$0	$0
Preliminary Exp	$0	$0	$0	$0	$0
TOTAL ASSETS	$181,200	$221,817	$296,849	$427,974	$632,301
LIABILITIES & EQUITY					
Current Liabilities	$37,100	$43,400	$49,800	$53,700	$61,800
Debt outstanding	$133,100	$133,100	$133,100	$133,100	$133,100
Total Liabilities	$170,200	$176,500	$182,900	$186,800	$194,900
Share Capital	$0	$0	$0	$0	$0
Retained earnings	$11,000	$45,317	$113,949	$241,174	$437,401
Total Equity	$11,000	$45,317	$113,949	$241,174	$437,401
TOTAL LIABILITIES & EQUITY	$181,200	$221,817	$296,849	$427,974	$632,301
check	$0	$0	$0	$0	$0

Cash Flow Projections

Annual

	FY 1	FY 2	FY 3	FY 4	FY 5
CASH FLOW FROM OPERATIONS					
Net Income (Loss)	$11,000	$34,317	$68,632	$127,226	$196,227
Change in Working Capital	$37,100	$6,300	$6,400	$3,900	$8,100
Plus Depreciation	$0	$0	$0	$0	$0
Plus Amortization	$0	$0	$0	$0	$0
Plus Preliminary exp written off	$0	$0	$0	$0	$0
Net Cash Flow from Operations	**$48,100**	**$40,617**	**$75,032**	**$131,126**	**$204,327**
CASH FLOW FROM INVESTMENTS					
Fixed Assets	$0	$0	$0	$0	$0
Intangible Assets	$0	$0	$0	$0	$0
Net Cash Flow from Investments	**$0**	**$0**	**$0**	**$0**	**$0**
CASH FLOW FROM FINANCING					
Cash from Equity	$0	$0	$0	$0	$0
Cash from Debt financing	$0	$0	$0	$0	$0
Net Cash Flow from Financing	**$0**	**$0**	**$0**	**$0**	**$0**
Net Cash Flow	**$48,100**	**$40,617**	**$75,032**	**$131,126**	**$204,327**
Cash at Beginning of Period	$0	$48,100	$88,717	$163,749	$294,874
Cash at End of Period	**$48,100**	**$88,717**	**$163,749**	**$294,874**	**$499,201**

Community Events

Where GroundLion Brewing has donated and served beer:

2016

Bulldog Pottery, Cousins in Clay, June 2016

Celebration of Seagrove Potters, November 2016

Johnston & Gentithes Art Pottery, Spring Kiln Opening, April 2016

Seagrove Pottery, Spring Kiln Opening, April 2016

2017

Bulldog Pottery, Spring Kiln Opening, April 2017

Bulldog Pottery, Cousins in Clay, June 20 17

Celebration of Seagrove Potters, November 2017

Johnston & Gentithes Art Pottery, Spring Kiln Opening, April 2017

Johnston & Gentithes Art Pottery, Step into the Craft, July 2017

NC Librarians Conference, October, 2017

Seagrove Pottery, Spring Kiln Opening, April 2017

Seagrove Pottery, Step into the Craft, July 2017

2018

Bulldog Pottery, Spring Kiln Opening, April 2018

Celebration of Seagrove Potters, November 2018

Johnston & Gentithes Art Pottery, Spring Kiln Opening, April 2018

Northern Moore Family Resource Center Fund Raiser, May, 2018

Served at three locations:

- Blue Hen Pottery
- Dean & Martin Pottery
- Crystal King Pottery

(Served at multiple locations to stimulate visits at more pottery locations. Potters donated sales that day to the Family Resource Center.)

2019

International Sculpture Day, April 2019

Bulldog Pottery, Spring Kiln Opening, April 2019

Johnston & Gentithes Art Pottery, Spring Kiln Opening, April 2019

References

Alexander, Reshard. 2012. Sustainable Craft Brewing: The Legal Challenges. *Triple Pundit.* [Online] June 6, 2012. https://www.triplepundit.com/story/2012/sustainable-craft-brewing-legal-challenges/65466.

Brewers Association. 2017. Economic Impact. *Brewers Association for Small and Independent Craft Brewers.* [Online] 2017. https://www.brewersassociation.org/statistics/economic-impact-data/.

—. 2017. North Carolina Craft Beer Sales Statistics, 2017. *Brewer Association For Small and INdependent Craft Brewers.* [Online] 2017. https://www.brewersassociation.org/statistics/by-state/?state=NC.

—. 207. North Carolina Craft Beer Sales Statistics, 2017. *Brewers Association for Small and Independent Brewers.* [Online] 207. https://www.brewersassociation.org/statistics/by-state/?state=NC.

2019. Brewers Association Releases Annual Growth Report. *Brewers Association.* [Online] April 2, 2019. [Cited: April 2, 2019.] https://www.brewersassociation.org/press-releases/brewers-association-releases-annual-growth-report/.

Butler, Lindley S. and Simpson, Bland. 2006. Geography. *NCPedia.* [Online] 2006. https://www.ncpedia.org/geography-part-2-cradle-north.

2016. Craft Beer Industry in the U.S. - Statistics & Facts. *Statista.* [Online] 2016. https://www.statista.com/topics/1806/craft-beer-in-the-us/.

Jones, Kendall. 2018. GOOD NEWS FOR BREWERIES AS U.S. BEER CONSUMPTION CONTINUES TO FALL. *Washington Beer Blog.* [Online] December 11, 2018. http://www.washingtonbeerblog.com/beer-consumption-continues-to-fall-but-good-news/.

2017. National Beer Sales & Production Data. *Brewers Association For Small and Independent Craft Brewers.* [Online] 2017. https://www.brewersassociation.org/statistics/national-beer-sales-production-data/.

Number of Breweries. *Brewers Association For Small and Independent Craft Brewers.* [Online] https://www.brewersassociation.org/statistics/number-of-breweries/.

Snider, Mike. 2018. The Year in Beer. Cheers, there's more than 7,000 breweries operating in the U.S. *USA Today.* [Online] December 18, 2018. https://www.usatoday.com/story/money/business/2018/12/18/craft-beer-expands-more-than-7-000-breweries-us/2206013002/.

The Nielsen Company. 2018. Tops of 2018: Top-Growing Beer Categories. *Nielson.* [Online] December 27, 2018. https://www.nielsen.com/us/en/insights/news/2018/tops-of-2018-top-growing-beer-categories.print.html.

2018. THE U.S. BEER INDUSTRY 2018. *America's Beer Distributors.* [Online] 2018. https://www.nbwa.org/resources/industry-fast-facts.

2019. United States Disposable Income. *Trading Economics.* [Online] 2019. https://tradingeconomics.com/united-states/disposable-personal-income.

VinePair Staff. 2018. MAP: The States That Drink the Most Beer in America. *VinePair.* [Online] May 10, 2018. https://vinepair.com/articles/map-states-drink-beer-america-2018/.